Filed by: Chiles Offshore Inc.
                                          Subject Company: Chiles Offshore Inc.
                                                     Pursuant to Rule 425 under
                                                     the Securities Act of 1933
                                                   and Deemed Filed Pursuant to
                                                           Rule 14a-12(b) under
                                            the Securities Exchange Act of 1934
                                                   Commission File No.: 1-16005


Date: May 16, 2002

The merger agreement for ENSCO International Incorporated's acquisition of Chiles Offshore Inc. was filed by Chiles Offshore Inc. under cover of Form 8-K today and is incorporated by reference into this filing.


THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE OR AN OFFER OR AN INVITATION TO PURCHASE ANY SECURITIES. INVESTORS SHOULD CAREFULLY REVIEW ENSCO INTERNATIONAL INCORPORATED'S REGISTRATION STATEMENT AND PROSPECTUS AND THE RELATED CHILES OFFSHORE INC. PROXY STATEMENT WITH RESPECT TO THE PROPOSED TRANSACTION WHEN THEY ARE FILED WITH THE SEC BEFORE MAKING ANY DECISION CONCERNING THE PROPOSED OFFER. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. ONCE FILED, INVESTORS WILL BE ABLE TO OBTAIN THESE DOCUMENTS AND OTHER RELEVANT DOCUMENTS FOR FREE AT THE SEC'S WEB SITE http://WWW.SEC.GOV, AND AT ENSCO INTERNATIONAL INCORPORATED'S WEB SITE, http://WWW.ENSCOUS.COM, OR CHILES OFFSHORE INC.'S WEB SITE, http://WWW.CHILESOFFSHORE.COM. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

PARTICIPANTS IN SOLICITATION

CHILES OFFSHORE INC. AND ITS RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM CHILES OFFSHORE INC.'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED MERGER. INFORMATION CONCERNING CHILES OFFSHORE INC.'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN CHILES OFFSHORE INC.'S FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2002.